June 16, 2025

Sourav Ghosh
Chief Financial Officer
HOST HOTELS & RESORTS L.P.
4747 Bethesda Ave.
Suite 1300
Bethesda, MD 20814

       Re: HOST HOTELS & RESORTS L.P.
           Registration Statement on Form S-3
           Filed June 12, 2025
           File No. 333-287982
Dear Sourav Ghosh:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jason M. Licht, Esq.